November 28, 2005

Mr. Kevin Vaughn

Reviewing Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Plug Power Inc.

Form 10-K for the Year Ended December 31, 2004

Forms 10-Q for the Quarters Ended March 31, 2005 and June 30, 2005

File No. 000-27527

Dear Mr. Vaughn:

This letter is submitted on behalf of Plug Power Inc. (“Plug Power” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated October 25, 2005. For your convenience the Staff’s comments and the responses thereto are set forth sequentially below.

Form 10-K for the Year Ended December 31, 2004

General

1.	On September 15, 2005, you announced that you hired a new general manager for European, Middle Eastern and African operations, and that this person will work from your Netherlands office which employs 21 workers. Please tell us and revise Items 1, 2, 7 and 8 of the Form 10-K in future filings to discuss your foreign operations and planned future foreign operations, if material. In addition, revise the footnotes to your financial statements in future filings to provide the disclosures required by paragraph 38 of SFAS 131.

Response No. 1:

In response to the Staff’s comment, our foreign operations, to date, have not been material to our overall operations. We maintain only one foreign office, the Netherlands office referenced in Staff’s comment. The office serves as a cost center, primarily providing research and development activities limited to a subcomponent of our hydrogen reformer technology. To date, no sales revenue has been attributed to our foreign operations. Future operations may include the use of the Netherlands office as a sales office for Europe, the Middle East, and Africa (EMEA). As of

December 31, 2004, our Netherlands office consisted of a staff of approximately 20 people, out of a total company wide staff of 325. As of December 30, 2004 property, plant and equipment (P,P,&E) attributed to the Netherlands was approximately $300,000 out of total P,P,&E of $21.8 million. Total expenses attributed to the Netherlands cost center for the year ended December 31, 2004 were approximately $3.2 million out of total company expenses of $62.8 million. As of September 30, 2005, our Netherlands office consisted of a staff of approximately 17 people, out of a total company wide staff of 320. As of September 30, 2005, P,P,&E attributed to the Netherlands was approximately $300,000 out of total P,P,&E of $21.0 million. Total expenses attributed to the Netherlands cost center for the nine months ended September 30, 2005 were approximately $2.3 million out of total company expenses of $47.3 million. Additionally, we are not aware of any qualitative factors which would cause us to believe our foreign operations are material to overall operations. Accordingly, we believe our foreign operations to be immaterial with regard to Items 1, 2, 7, and 8 of Form 10-K and paragraph 38 of SFAS 131. We will continue to monitor our foreign operations and, if and when material, we will provide the required disclosures pursuant to SFAS 131 and Items 1,2,7, and 8 of Form 10-K.

Item 9A. Controls and Procedures, page 26

2.	Please revise future filings to include the disclosures required by Item 308(c) of Regulation S-K.

Response No. 2:

In response to the Staff’s comment, we will revise future filings to include the disclosures required by Item 308(c) of Regulation S-K.

Consolidated Financial Statements

General

3.	We note that you have recorded product and service revenue in each of the periods presented. You state on Page F-8 that “multiple” products are being offered and that you are currently offering for commercial sale your GenCore® product. We also note that you have entered into distribution and marketing agreements with GE, DTE Energy, Honda and others. In light of these facts, please tell us why you have concluded that as of December 31, 2004 you are a development stage company, as defined in paragraph 8 of SFAS 7.

Response No. 3:

In response to the Staff’s comment, we concluded that we are a development stage company as of December 31, 2004 as we continue to devote substantially all of our efforts towards research aimed at the discovery of new knowledge leading to significant improvement in fuel cell reliability and durability. We continue to be a net consumer of cash and also devote significant effort toward financial planning and raising capital (to date we have raised approximately $410.5 million, through the sale of our common stock, most recently $70.8 million in August 2005). We are also devoting a significant amount of effort to developing a market for our products. Fuel cell technology, particularly within our targeted markets for the telecommunications, broadband, utility, and industrial uninterruptible power supply markets, is at the very beginning of the technology adoption life cycle. Our distribution and marketing agreements with GE, DTE Energy, and others, as well as our joint product development agreement with Honda, are part of our market development efforts. It should be noted that our distribution and marketing partners are not currently actively selling our products. Although we have recorded a limited number of sales of our products through December 31, 2004, none of our products have been commissioned in a commercial setting or in their final intended application. All units sold have been placed in test and verification applications. Based upon the above, we do not believe our planned principal operations have commenced as of December 31, 2004. We continue to proactively monitor our status as a development stage company on a quarterly basis in accordance with SFAS 7.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Marketable Securities, page F-9

4.	Please revise this note in future filings to present the composition of your marketable securities balance as of December 31, 2003. In addition, please revise this note in future filings to separately present the outstanding balance of each type of debt security as required by paragraphs 19(b) through 19(g) of SFAS 115.

Response No. 4:

In response to the Staff’s comment, we will revise future filings to present the composition of marketable securities as of each date for which balance sheet is presented. In addition, we will revise this note in future filings to separately present the outstanding balance of each type of debt security as required by paragraphs 19(b) through 19(g) of SFAS 115.

Research and Development Contract Revenue, page F-10

5.	We note that you account for your research and development arrangements as contracts to perform research and development for others. Please revise future filings to provide the disclosures required by paragraph 14 of SFAS 68.

Response No. 5:

In response to the Staff’s comment, we refer the Staff to page 25 of our Form 10-K for the year ended December 31, 2005 where in our Management’s Discussion and Analysis we believe that all significant agreements under research and development arrangements have been disclosed in accordance with paragraph 14 of SFAS 68. We will consider revising future filings in order to conform our footnote disclosure to this information.

Note 10. Employee Benefit Plans, page F-17

6.	You state that on June 20, 2003, you offered employees an option to exchange options to purchase common stock with an exercise price of $8.53 or greater per share for shares of restricted common stock on a three for one basis. Through this program you issued 607,804 shares of restricted common stock and cancelled 1.8 million options to purchase common stock. You state that the compensation expense relating to this offer is being recognized on a straight-line basis over the vesting periods of the restricted stock. Please respond to the following:

•	Tell us why you believe your accounting for this program complies with the guidance in Issue 36(a) and Issue 36(b) of EITF 00-23 as well as paragraphs 38-48 of FIN 44.
•	Tell us why you concluded that you were not required to account for the replacement awards of restricted stock under variable accounting.
•	Tell us how many options to purchase common stock were eligible for replacement under this program.
•	Tell us how you accounted for options to purchase common stock for which the offer to replace with restricted common stock was declined.

Response No. 6:

In response to the Staff’s comment:

•

On May 21, 2003, when our common stock had a market price of $5.02 per share, we offered to exchange options with an exercise price of $8.53 or greater per share for shares of restricted stock on a three for one basis. The offer period ended on June 20, 2003 when our common stock had a market price of $5.08 per share. During the offer period there were 1,851,573 options to purchase common stock eligible for the exchange program. Of these eligible options, 1,810,048 options participated in the exchange and 41,525 options declined to participate. In accordance with Issue 36(a) and Issue 36(b) of EITF 00-23 as well as paragraphs 38-48 of FIN 44, we considered the exchange offer a reduction in the exercise price of a fixed stock option award. Accordingly, we applied variable accounting for all awards subject to the offer, commencing on the date the offer was made through the end of the offer period. Our Consolidated Statement of Operations included in Form 10-Q for the quarter ended June 30, 2003 reflected a charge calculated as the difference between the market value of our common stock on May 21, 2003 and June 20, 2003 multiplied by all shares subject to the exchange offer. Additionally, for those awards that were retained because the offer was declined, variable accounting is required until the award is exercised, is forfeited, or expires unexercised. However, we have not reflected the results of variable accounting for those retained awards in our filings subsequent to June 30, 2003. As of September 30, 2005, the cumulative expense associated with the retained awards is less than $70,000. Additionally, the impact of variable accounting for the retained awards does not exceed .7% of net income for any single quarterly reporting period from the date of the offer through September 30, 2005. From a qualitative perspective the expense:

•	did not mask a change in earnings or other trends;

•	did not change a loss into income or vice versa;

•	did not hide a failure to meet analyst’s consensus expectations;

•	did not affect our compliance with regulatory requirements;

•	did not affect our compliance with loan covenants or other contractual requirements;

•	did not have the effect of increasing management’s compensation; and

•	did not involve concealment of an unlawful transaction.

During the quarter ended December 31, 2005 we will record the cumulative impact of variable accounting for the retained awards and we will record the impact of variable accounting for the retained awards during subsequent periods.

We concluded that we were not required to account for the replacement awards of restricted stock under variable accounting based upon paragraphs 49-50 of FIN 44 which state that if a grantor cancels or settles a fixed stock option award and replaces that award with stock, a new measurement of compensation cost shall be required for the stock award. The exercise price of the original option award has effectively been reduced to zero, and future reductions to the exercise price of the replacement stock award are not possible; therefore, variable accounting shall not apply to the replacement stock award.

Note 11. Other Related Party Transactions, page F-19

7.	We note that you have transactions with GE, GEFCS, DTE Energy and other entities that appear to be related parties as defined by paragraph 24 of SFAS 57. Please revise future filings to provide all of the disclosures required by paragraphs 2-4 of SFAS 57 for related parties.

Response No. 7:

In response to the Staff’s comment, we respectfully submit that we believe that all transactions with related have been disclosed in accordance with paragraphs 2-4 of SFAS 57. Please reference Note 3, page F-12, and Note 11, page F-19. We will continue to monitor our transactions with related parties and provide all required disclosures in accordance with paragraphs 2-4 of SFAS 57 as appropriate.

Note 14. Commitments and Contingencies, page F-20

8.	We note that you maintain a supply agreement with Engelhard Corporation which specified the rights and obligations for Engelhard to supply products to you through 2010. Please tell us and revise future filings to disclose any significant purchase commitments pursuant to this supply agreement.

Response No. 8:

In response to the Staff’s comment, we have purchased certain materials from Engelhard Corporation (Engelhard) in the past and will probably continue to do so in the future, however, our supply agreement with Engelhard does not contain any significant purchase commitments. Per the agreement, we may purchase from Engelhard, and Engelhard may sell to us, certain specified materials, primarily catalysts which are useful in fuel processors. However, based upon certain cost competitive requirements of Engelhard specified in the agreement, the agreement does not represent a firm commitment to purchase products from Engelhard. Additionally, if we require a material which Engelhard declines to supply, we may purchase such material from a third party. If Plug Power and Engelhard cannot agree on a product specification for a particular material then Engelhard has no obligation to sell and we have no obligation to buy such material.

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

•	Plug Power is responsible for the adequacy and the accuracy of the disclosure in the filing

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Plug Power may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (518) 738-0161.

Sincerely,

/s/ David Neumann

David Neumann

Vice President and Chief Financial Officer